Marvell Technology Group Ltd.

Canon’s Court

22 Victoria Street

Hamilton HM 12, Bermuda

January 29, 2018

VIA EDGAR

Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marvell Technology Group Ltd.
Registration Statement on Form S-4
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Marvell Technology Group Ltd. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-222235) filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2018 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 9:00 a.m. Eastern Time on February 5, 2018, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges to the Commission that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Company requests that it be notified of such effectiveness by a telephone call to Lillian Tsu of Hogan Lovells US LLP at (212) 918-3599 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Sincerely,

Marvell Technology Group Ltd.

By:	/s/ MITCHELL L. GAYNOR
Mitchell L. Gaynor
Chief Administration and Legal Officer